Exhibit 4.1

EXECUTION COPY

FIRST SUPPLEMENTAL INDENTURE

FIRST SUPPLEMENTAL INDENTURE (“Supplemental Indenture”) dated as of February 22, 2013, between PSS WORLD MEDICAL, INC., a Florida corporation (the “Company”), and U.S. BANK, NATIONAL ASSOCIATION, a national banking association, as trustee (the “Trustee”).

RECITALS OF THE COMPANY

WHEREAS, the Company and the Trustee are parties to that certain Indenture, dated as of August 4, 2008 (the “Indenture”), pursuant to which the Company issued its 3.125% Convertible Senior Notes due 2014 (the “Notes”);

WHEREAS, the Company is a party to that certain Agreement and Plan of Merger, dated as of October 24, 2012, by and among the Company, Palm Merger Sub, Inc. (“Merger Sub”), a Florida corporation, and McKesson Corporation (the “Merger Agreement”), pursuant to which, and subject to the terms and conditions contained in the Merger Agreement, each share of Common Stock (a “Share”) will be converted into and shall thereafter represent only the right to receive $29.00 in cash (the “Cash Payment”);

WHEREAS, the Cash Payment is to be paid to each holder of Shares without interest and less any applicable withholding taxes;

WHEREAS, in connection with the foregoing, Section 15.06 of the Indenture provides that the Company shall execute a supplemental indenture providing that each Note shall, without the consent of any holders of Notes, become convertible by reference only to the amount of Reference Property (as defined below); and

WHEREAS, all conditions for the execution and delivery of this Supplemental Indenture have been complied with or have been done or performed.

NOW, THEREFORE, THIS INDENTURE WITNESSETH:

In consideration of the foregoing and for other good and valuable consideration, receipt of which is hereby acknowledged, the Company and the Trustee agree as follows for the equal and ratable benefit of the holders of the Notes:

ARTICLE 1

Definitions

Section 1.01. General. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Indenture.

ARTICLE 2

Agreements of Parties

Section 2.01 Conversion of Notes. In accordance with Section 15.06 of the Indenture and the Officers’ Certificate, dated February 22, 2013, from and after the date of this Supplemental Indenture, the right to convert each $1,000 principal amount of Notes will be changed to a right to convert such Notes by reference to the kind and amount of shares of stock, other securities or other property or assets (including cash or any combination thereof) that a holder of a number of shares of Common Stock equal to the Conversion Rate immediately prior to such transaction would have owned or been entitled to receive (the “Reference Property”), which will be (i) cash equal to $1,413.73 per $1,000 principal amount of Notes based on a Conversion Rate of 48.7493 in the case of a holder that elects to convert its Notes, in accordance with the Indenture, at any time from, and including, the date that the Merger Agreement becomes effective (the “Merger Agreement Effective Date”) until, and including, the Business Day immediately preceding the Fundamental Change Repurchase Date to be specified in a Fundamental Change Repurchase Right Notice to be circulated in connection with the Merger Agreement Effective Date and (ii) cash equal to $1,366.90 per $1,000 principal amount of Notes based on a Conversion Rate of 47.1342 in the case of a holder that elects to convert its Notes, in accordance with the Indenture, on or after the Fundamental Change Repurchase Date. Holders of the Notes are entitled to receive at least as much cash per $1,000 principal amount of Notes as they would be entitled to receive if the full merger consideration were instead paid by converting each Share into the right to receive $29.00 in cash. The provisions of the Indenture, as modified herein, shall continue to apply, mutatis mutandis, to the holders’ right to convert the Notes into the Reference Property.

ARTICLE 3

Miscellaneous Provisions

Section 3.01 Effectiveness; Construction. This Supplemental Indenture shall become effective upon its execution and delivery by the Company and the Trustee as of the date hereof. Upon such effectiveness, the Indenture shall be supplemented in accordance herewith. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every holder of Notes heretofore or hereafter authenticated and delivered under the Indenture shall be bound thereby. The Indenture and this Supplemental Indenture shall henceforth be read and construed together.

Section 3.02 Indenture Remains in Full Force and Effect. Except as supplemented hereby, all provisions in the Indenture shall remain in full force and effect.

Section 3.03 Trustee Matters. The Trustee accepts the Indenture, as supplemented hereby, and agrees to perform the same upon the terms and conditions set forth therein, as supplemented hereby. The Trustee shall be entitled to the benefit of every provision of the Indenture relating to the conduct or affecting the liability or affording protection to the Trustee, whether or not elsewhere herein so provided. The recitals contained in this Supplemental Indenture shall be taken as the statements of the Company and the Trustee assumes no responsibility for their correctness. The Trustee makes no representation as to the validity or sufficiency of this Supplemental Indenture.

Section 3.04 No Third-Party Beneficiaries. Nothing in this Supplemental Indenture, expressed or implied, shall give to any Person, other than the parties to the Indenture, any Paying Agent, any Conversion Agent, any authenticating agent, any Note Registrar and their successors under the Indenture or the holders of the Notes, any benefit or any legal or equitable right, remedy or claim under the Indenture, as supplemented hereby.

Section 3.05 Severability. In the event any provision of this Supplemental Indenture shall be invalid, illegal or unenforceable, then (to the extent permitted by law) the validity, legality or enforceability of the remaining provisions shall not in any way be affected or impaired.

Section 3.06 Headings. The Article and Section headings of this Supplemental Indenture have been inserted for convenience of reference only and are not to be considered a part of this Supplemental Indenture and shall in no way modify or restrict any of the terms or provisions hereof.

Section 3.07 Successors. All agreements of the Company and the Trustee in this Supplemental Indenture shall bind their respective successors and assigns whether so expressed or not.

Section 3.09 Governing Law. THIS SUPPLEMENTAL INDENTURE SHALL BE DEEMED TO BE A CONTRACT MADE UNDER THE LAWS OF NEW YORK, AND FOR ALL PURPOSES SHALL BE CONSTRUED IN ACCORDANCE WITH THE LAWS OF NEW YORK (WITHOUT REGARD TO THE CONFLICTS OF LAWS PROVISIONS THEREOF).

Section 3.10 Counterpart Signatures. This Supplemental Indenture may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute but one and the same instrument.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first written above.

PSS WORLD MEDICAL, INC.

By:	/s/ David D. Klarner
Name:	David D. Klarner
Title:	Senior Vice President and Treasurer

[Signature Page to Supplemental Indenture]

U.S. BANK, NATIONAL ASSOCIATION, as Trustee

By:	/s/ Terence Rawlins
Name:	Terence Rawlins
Title:	Vice President

[Signature Page to Supplemental Indenture]